EB

SI

19008761

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-48754

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stonecrest Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 W. 6th Street, Suite 1520
(No. and Street)

Austin	TX	78701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brent E. Hippert 443-541-8400

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio CPA, PC

(Name – *if individual, state last, first, middle name*)

2727 Paces Ferry Rd SE, Ste 2-1680	Atlanta	GA	30339
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing

MAR 01 2019

Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Brent Hippert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stonecrest Capital Markets, Inc., as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHARINE SUSAN CAROTHERS
Notary Public
Baltimore County
Maryland
My Commission Expires Oct. 02, 2019

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Stonecrest Capital Markets, Inc

REPORT PURSUANT TO RULE 17a-5

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED
DECEMBER 31, 2018

Stonecrest Capital Markets, Inc.
Contents

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Stonecrest Capital Markets, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Stonecrest Capital Markets, Inc. (the "Company") as of December 31, 2018, the related statements of operations, changes in Stockholder's equity, liabilities subordinate to claims of general creditors and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis of our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is

presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2015.

March 1, 2019
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

Stonecrest Capital Markets, Inc.
Statement of Financial Condition
December 31, 2018

ASSETS

Cash	$ 58,978
Deposit with clearing broker	100,000
Receivable from clearing broker	74,947
Commission receivable	27,500
Advances to brokers - net of loss reserve	248,154
SDN Collateral Market Value	250,000
Due from affiliate	71,133
Prepaid expenses	49,723
Furniture and equipment, net of accumulated depreciation of $2,080	4,737
Other Assets	6,400
Total assets	$ 891,572

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 36,949
Commissions payable	19,246
Due to related party	17,683
Income taxes payable	7,000
Liabilities subordinated to claims of general creditors	250,000
	330,878
STOCKHOLDER'S EQUITY:	
Common stock - $.01 par value; 100,000 shares authorized	
1,200 shares issued and outstanding	12
Additional paid-in capital	756,728
Accumulated (deficit)	(196,046)
Total Stockholder's Equity	560,694
Total Liabilities and stockholder's equity	$ 891,572

The accompanying notes are an integral part of these financial statements.

Stonecrest Capital Markets, Inc.
Statement of Operations
For The Year Ended December 31, 2018

REVENUES:	
Commissions and fees	$ 557,190
Principal Transactions	1,426,135
Mutual fund and 12b-1 fees	282,620
Underwriting Revenue	219,499
Interest income	39,571
Total revenues	2,525,015
EXPENSES:	
Commissions and payroll	1,405,541
Technology and communication	290,203
Occupancy and equipment	206,629
Clearing charges	178,929
Professional and Consulting	128,273
Travel	101,613
Loan loss reserves	80,000
Regulatory fees	66,022
Interest expense	11,227
Other general and administrative operating	38,011
Total expenses	2,506,448
Net Income before income tax	18,567
Income taxes	7,000
NET INCOME	$ 11,567

The accompanying notes are an integral part of these financial statements.

Stonecrest Capital Markets, Inc.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year Ended December 31, 2018

Subordinated borrowings at December 31, 2017	$ 275,000
Increases:	
Issuance of subordinated notes	250,000
Decreases:	
Retirement of subordinated borrowings	(275,000)
Subordinated borrowings at December 31, 2018	$ 250,000

The accompanying notes are an integral part of these financial statements.

Stonecrest Capital Markets, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2018

	Common Stock Shares	Common Stock Amount	Additional Paid in Capital	Accumulated (Deficit)	Total
Balance, December 31, 2017	1,200	$ 12	$ 756,728	$ (207,613)	$ 549,127
Net Income				11,567	11,567
Balance, December 31, 2018	1,200	$ 12	$ 756,728	$ (196,046)	$ 560,694

The accompanying notes are an integral part of these financial statements.

Stonecrest Capital Markets, Inc.
Statement of Cash Flows
For The Year Ended December 31, 2018

OPERATING ACTIVITIES	
Net Income	$ 11,567
Adjustments to reconcile Net Income to net cash provided by operations:	
Deprecation	982
Change in:	
Due from related party	(74,213)
Receivable from clearing broker	259,412
Accounts Payable and accrued expenses	(106)
Loans receivable - employees net of reserves	(119,667)
Commission receivable	(27,500)
Prepaid Expense	(12,010)
Income Taxes Payable	(14,000)
Net cash provided by Operating Activities	24,465
Net cash increase for year	24,465
Cash at beginning of year	34,513
CASH AT END OF YEAR	58,978

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Interest Paid	$ 11,227
Non-Cash financing activity	
Borrowings under secured subordinated loan	$ 250,000
Repayment of borrowings under secured subordinated loan	$ 275,000

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization and Summary of Significant Accounting Policies and Activities

Organization

Stonecrest Capital Markets, Inc. (the "Company") was incorporated in the state of North Carolina on October 20, 1995. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is brokerage of securities.

The Company is wholly owned by, Stonecrest Holdings, LLC ("Stonecrest"). The Company acts as broker across fixed-income sectors, including municipal and government bonds, corporate debt, and interests in mortgages and other receivables. The Company expanded during 2018 opening affiliated branch offices in New Jersey and Puerto Rico and expanding the number of affiliated registered representatives.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Recognition of Revenue

On January 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer. Services within the scope of ASC 606 include;

Commissions from, Investment Brokerage (including income earned on riskless principal transactions)
Interest and dividend income
Principal transactions (trading gains and losses)
Investment Banking
Investment banking M&A advisory fees
Mutual fund and 12b-1 fees

Investment Brokerage Fees (Gross):

The Company earns brokerage fees from its contracts with brokerage customers to transact on their account.

Fees are transaction based, including trade execution services, are recognized at the point in time that the transaction is executed, i.e., the trade date. This includes riskless principal (government and corporate bonds) transactions in which the company receives a buy order from a customer and the Company purchases the security from another person or entity to offset the sale to the customer. Company buys the bond at a lower price than it sells it. The riskless principal revenue is earned at the time the transaction is executed.

.

Other related services provided include financial planning services and the fees the Company earns, which are based on a fixed fee schedule, are recognized when the services are rendered.
The Company elected the modified retrospective approach of adoption; therefore, prior period balances are presented under legacy GAAP and may not be comparable to current year presentation.

Soft Dollar Arrangements:

These services generate commission income from providing research. These arrangements can be verbal or in writing and typically are a percentage of the trade order from the customer. Research includes research reports, analyst's time, or subscription costs for research equipment (Bloomberg terminal) on behalf of its customer. The customers are typically institutional or money managers. Soft dollar research can be internally generated or purchased from a third party.

Investment Banking, Merger and Acquisition (M&A) Services:

These services include agreements to provide advisory services to customers for which they charge the customers fees. The Company provides advisory services/corporate finance activity including mergers and acquisitions, reorganizations, tender offers, leveraged buyouts, fundraising activity and the pricing of securities to be issued.

The agreement contains nonrefundable retainer fees or success fees, which may be fixed or represent a percentage of value that the customer receives if and when the corporate finance activity is completed ("success fees"). In some cases, there is also an "announcement fee" that is calculated on the date that a transaction is announced based on the price included in the underlying sale agreement. The retainer fees, announcement fee, or other milestone fees reduce any success fee subsequently invoiced and received upon the completion of the corporate finance activity. The Company has evaluated its nonrefundable retainer payments, to ensure its fee relates to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer. If a promised good or service is not distinct, the Company combines that good or service with other promised goods

or services until it identifies a bundle of goods or services that is distinct. In some cases, that would result in the broker-dealer accounting for all the services promised in a contract as a single performance obligation and the retainer revenue is classified as deferred revenue on the Statement of Financial Condition.

Mutual Fund (pooled investment vehicles) and 12b1 fees:

Mutual Funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell its shares to investors. Fees are paid up front and over time (12b-1 fees) on the basis of a contractual rate applied to the monthly or quarterly market value of the fund (that is, net asset value [NAV]), the fund may also pay, upon investor exit from the fund (that is, a contingent deferred sales charge [CDSC]), or as a combination thereof. Revenue is recognized monthly as services are provided.

Income Taxes

Income taxes are accounted for by the asset/liability approach in accordance with FAS- 109 (Accounting for Income Taxes). Deferred taxes represent the expected future tax consequences when the reported amounts of

assets and liabilities are recovered or paid. They arise from differences between the financial reporting and tax basis of assets and liabilities and are adjusted for changes in tax laws and tax rates when those changes are enacted. The provision for income taxes represents the total of income taxes paid or payable for the current year, plus the change in deferred taxes during the year. Deferred taxes at December 31, 2018 are not significant.

Under the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company has not recorded a deferred tax asset reflecting any benefit of future tax benefits as in the judgment of the Company the utilization is more likely than not to be realized.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements

In February 2016, the FASS issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A lessee will be required to recognize on the balance sheet the assets and liabilities for leases with lease terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

Accounts Receivable

Accounts receivable consist of trade receivables or commissions earned. The Company regularly reviews its accounts receivable for bad debts. The review for bad debts is based on an analysis of the Company's collection experience, customer worthiness, and current economic trends.

Note 2 -Deposit and Accounts with Clearing Firm

The Company clears certain of its proprietary and customer transactions through Pershing, its clearing firm, on a fully disclosed basis. The clearing firm requires that the Company maintain a minimum balance of $100,000, which serves as a "good faith" deposit. As of December 31, 2018, the Company has $100,000 on deposit with the clearing firm. The clearing agreement requires that the Company maintain minimum net capital of $250,000 because of certain trading activities.

Note 3- Net Capital Requirements

The Company is subject to the Securities and Exchange Commission ("SEC") uniform net capital rule (Rule 15c3-

1), which requires the maintenance of minimum net capital and also requires a broker to maintain a ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

As of December 31, 2018, the Company's net capital was $430,547, which was $330,547 in excess of its

required net capital of $100,000.

The Company's net capital ratio (aggregate indebtedness to net capital) was .19to 1.

Note 4 -Subsequent Events

Subsequent events are events or transactions that occur after the balance sheet date but before the financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing financial statements. Nonrecognized subsequent events are events that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after that date. Management has reviewed events occurring through the date the financial statements were available to be issued. No such events have occurred through that date.

Note 5 -Pledged Collateral and Liabilities Subordinated to the Claims of General Creditors

The $250,000 represents loans subordinated to the claims of general creditors as of December 31, 2018 that is collateralized by a restricted brokerage account containing publicly traded common stock. . The subordinated loans are covered by agreements approved by the Financial Industry Regulatory Authority (FINRA) and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The subordinated borrowings are with related parties and bear interest at 5%.

The subordinated note matures in 2021.

Note 6 -Lease Commitment

Operating Leases: The Company leases office premises under operating leases. The Company's commitment under its office premises operating leases is approximately the following:

2019	106,000
2020	110,000
2021	97,000
2022	53,000
2023	32,000
	$398,000

Rent expense for the year ended December 31, 2018 was approximately $172,000.

Note 7 – Related Party

The Company is affiliated with a Related Party, a sister entity, that is a registered Investment Advisor. During 2018 the Company collected advisory fees of approximately $274,300 from its clearing broker dealer that were remitted to the related entity and paid Company's brokers approximately $178,100 of commissions earned by the brokers from activity in the Related Party. The balance due to the related party at December 31, 2018 arising from this arrangement was $17,683.

The Company has a loan receivable from a related party with a balance due of $71,133 at December 31, 2018. The

related party is a startup operation engaged in the securities business in Puerto Rico, the note enables the related party to borrow up to $1,000,000 for operating expenses under an arrangement that resembles a line-of-credit with no fixed maturity date. The note has a 3% interest rate and is unsecured. In addition, the Company guaranteed the office premises lease in Puerto Rico and made approximately $35,000 of rent payments during 2018 that have been

charged to occupancy in the Statement of Operations.

Note 8 – Income Taxes

The provision for income taxes is summarized as follows:

Current income tax expense	7,000
Deferred income tax	-
Income taxes expense	$ 7,000

The Company utilized a net operating loss carry-forward from the prior year of approximately $59,000 during 2018.

Deferred income taxes are provided for the temporary differences between the assets and liabilities for financial and income tax purposes. There were no significant temporary differences as of December 31, 2018.

Note 9 – Advances to Brokers

Advances to brokers represent notes receivable from brokers to induce them to join the Company that mature from 2020 through 2021. All of the notes bear interest that is forgivable under certain circumstances and therefore no interest income has been recognized. The principal of two notes with outstanding balances of $123,000 at December 31, 2018 is forgivable if the brokers are employed on specific dates in the future. The principal of the forgivable loans is expensed over the term of employment.

Stonecrest Capital Markets, Inc.
Schedule I - Computation Of Net Capital Under Rule 15c3-1
Of The Securities And Exchange Commission
December 31, 2018

Stockholder's Equity per Statement of Financial Condition	$	560,694
Subordinated note allowable for net capital		250,000
Total capital and allowable credits		810,694
Less: Nonallowable assets		380,147
Net capital	$	430,547
Aggregate indebtedness - Less subordinated loans	$	80,878
Basic net capital requirement ($100,000 minimum)	$	100,000
Minimum net capital requirement 6.667% of aggregate indebtedness		5,392
Excess net capital	$	330,547
Ratio aggregate indebtedness to net capital		19%

Reconciliation with Company's computation of Net Capital included in Part IIA of Form X-17A-5 as of December 31, 2018

There is no signifiicent difference between Net Capital as reported on amended part IIA of Form X-17a-5 and Net Ca[pital as reported above.

Stonecrest Capital Markets, Inc.
Schedules II & III - Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c3-3
December 31, 2018

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the Rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the Rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Stonecrest Capital Markets, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Stonecrest Capital Markets, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Stonecrest Capital Markets, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Stonecrest Capital Markets, Inc. stated that Stonecrest Capital Markets, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Stonecrest Capital Markets, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Stonecrest Capital Markets, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

March 1, 2019
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

STONECREST CAPITAL MARKETS, INC.

Stonecrest Capital Markets, Inc Exemption Report

Stonecrest Capital Markets, Inc (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

> Stonecrest Capital Markets, Inc. claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.
>
> Stonecrest Capital Markets, Inc. met the aforementioned exemption provisions throughout the most recent year ended December 31, 2018 without exception.

I, Brent E. Hippert, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Brent Hippert
Title: CFO
February 27, 2019

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Stockholder of
Stonecrest Capital Markets, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2018, which were agreed to by Stonecrest Capital Markets, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Stonecrest Capital Markets, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Stonecrest Capital Markets, Inc.'s management is responsible for Stonecrest Capital Markets, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Companies Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2018, with the amounts reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;
3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and,
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

March 1, 2019
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended December 31, 2018

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

048754 FINRA DEC

Stonecrest Capital Markets, Inc.

300 West 6th St. Suite 1520
Austin, TX 78701

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Brent Hippert 443-541-8400

2. A. General Assessment (item 2e from page 2) $3,056

B. Less payment made with SIPC-6 filed (**exclude interest**) (1,827)

July 2018
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $1,229

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $1,229

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Stonecrest Capital Markets, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 28 day of February, 2019.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2018 and ending December 31, 2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$2,525,015
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	282,620
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	204,737
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	487,357
2d. SIPC Net Operating Revenues	$2,037,658
2e. General Assessment @ .0015	$3,056
	(to page 1, line 2.A.)